August 15, 2007

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, D.C. 20549

Re:	GammaCan International, Inc.
File No. 0-32835
Preliminary Proxy Statement filed July 25, 2007

Dear Mr. Riedler:

     On behalf of GammaCan International, Inc. (the “Company”), we are filing herewith the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 6, 2007 (the “Comment Letter”), relating to the filing of the Company’s Preliminary Proxy Statement on Schedule 14A, filed on July 25, 2007. The Company has filed a revised Preliminary Proxy Statement on Schedule 14A concurrently herewith. For the Staff’s convenience, the text of the numbered comment in the Comment Letter is set forth below followed by the Company’s response.

     1. Please revise the discussion to unbundle the proposal, i.e. present each revision to the certificate of incorporation as a separate proposal for shareholder consideration and approval. The proxy card should also be revised to reflect each separate proposal under consideration by the shareholders.

     The Company acknowledges the Staff’s comments and in its revised Preliminary Proxy Statement on Schedule 14A has separated these proposals and described each substantially in the form as follows:

     Proposal 2 - a proposal to approve an amendment to the Company’s Certificate of Incorporation to increase the number of its authorized shares of common stock from 100,000,000 to 200,000,000;

     Proposal 3 - a proposal to approve an amendment to the Company’s Certificate of Incorporation to classify 20,000,000 shares of its preferred stock as “blank check preferred”;

     Proposal 4 - a proposal to approve an amendment to the Company’s Certificate of Incorporation to indemnify its directors and officers to the fullest extent permitted by Delaware law.

     Proposal 5 - a proposal to approve an amendment to the Company’s Certificate of Incorporation to limit the liability of the Company’s directors.

     In connection with the unbundling, the Company has expanded the discussion on Proposal 5 and has also made conforming changes to the notice of meeting and the form of proxy card.

     2. Please expand the discussion pertaining to the proposal to increase the authorized stock to state whether you have any plan, commitment, arrangement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available shares.

     The Company acknowledges the Staff’s comments and in its revised Preliminary Proxy Statement on Schedule 14A includes the following discussion in Proposal 2 under the section dealing with the “Purpose of Amendment and Possible Effects”:

     “Although the Board is recommending that stockholders vote for the proposed increase of the authorized number of shares of common stock, we currently have no plan, commitment, arrangement, understanding or agreement, either oral or written, in place to issue common stock or shares convertible, exchangeable or exercisable into our common stock subsequent to the proposed increase other than in satisfaction of our outstanding warrants and options and otherwise disclosed in our periodic reports to date.”

     3. Please expand the discussion concerning the proposal to authorize creditor and shareholder compromises and arrangements to describe the advantages and disadvantages of authorizing such compromises and arrangements. Please describe the circumstances, if any, under which the company may negotiate compromises or arrangements with creditors without the input of shareholders and the potential consequences to shareholders in the event they are not permitted to participate. Also, please discuss the extent to which existing bankruptcy and state laws prevent creditors and shareholders from taking such action in the absence of the proposed revision?

     The Company acknowledges the Staff’s comments and has decided not to include a provision amending its Certificate of Incorporation dealing with creditor and stockholder compromises and arrangements. In its revised Preliminary Proxy Statement on Schedule 14A, all references to this have been removed.

     The Company also wishes to bring to the attention of the Staff that in its revised Preliminary Proxy Statement on Schedule 14A, it has amended the beneficial ownership table to include an additional beneficial owner.

     The Company hereby acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Since the Company hopes to mail its definitive proxy statement to shareholders on or around August 16, 2007, we would like to resolve any remaining issues with the Staff as promptly as possible. Please contact the undersigned at (212) 209-3020 if we may be of assistance.

Sincerely,

/s/ Gary Emmanuel

Gary Emmanuel

cc:  Chaime Orlev, Chief Financial Officer
       GammaCan International, Inc.